BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to the CVM Instruction 358 of January 3, 2002 (“Instruction CVM 358”), announces to its shareholders and the market in general, that it received today a notice from Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”), on behalf of some of its clients and as their investment fund manager, informing that it has sold common shares of BRF S.A. and that, on August 28, 2019, its interests in the Company reached, on an aggregated basis, 81,121,752 common shares, corresponding to approximately 9.98% of the total common shares issued by the Company.

PREVI further declared that its interest reduction does not relate to any of the objectives referred in item II,  Article 12, of Instruction CVM 358  and that it has not executed any agreement related to its interest in the Company.

The original version of the correspondence received from PREVI is filed at the Company’s headquarter.

São Paulo, August 29, 2019.

Lorival Nogueira Luz Jr.

Global CEO,

Chief Financial and Investor Relations Officer (interim)